SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2025 –June 30, 2025) filed with the Tokyo Stock Exchange on Thursday, August 7, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : August 7, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Consolidated Financial Results

April 1, 2025 - June 30, 2025

August 7, 2025

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2025 to June 30, 2025

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Three Months Ended June 30, 2025

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2025	768,641	8.5%	129,750	50.4%	155,480	29.4%	107,288	23.7%
June 30, 2024	708,139	4.6%	86,266	3.9%	120,169	34.4%	86,735	37.7%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥144,448 million for the three months ended June 30, 2025 (year-on-year change was a 30.3% decrease) and ¥207,115 million for the three months ended June 30, 2024 (year-on-year change was a 29.5% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2025	94.63	94.44
June 30, 2024	75.40	75.28

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2025	17,000,280	4,223,446	4,145,509	24.4%
March 31, 2025	16,866,251	4,171,783	4,089,782	24.2%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2025	—	62.17	—	57.84	120.01
March 31, 2026	—	—	—	—	—

March 31, 2026 (Est.)	—	60.00	—	60.01	120.01

*Note 3:	Revision from previously announced dividend forecast: No

*Note 4:

For the fiscal year ending March 31, 2026, the annual dividend is forecasted at the higher of either payout ratio of 39% or ¥120.01 per share. In the above table, the minimum forecasted dividend has been stated. If net income attributable to ORIX Corporation shareholders is ¥380 billion, as stated in the forecast for the year ending March 31, 2026 described below, the annual dividend per share is expected to be ¥132.13.

3. Forecast for the Year Ending March 31, 2026 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2026	380,000	8.1%

*Note 5:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

*Note 6:	Revision from previously announced forecast for the year ending March 31, 2026: No

4. Other Information

(1) Significant Changes in Scope of Consolidation	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,162,962,244 as of June 30, 2025, and 1,162,962,244 as of March 31, 2025.

2. The number of treasury stock was 30,796,694 as of June 30, 2025, and 23,259,695 as of March 31, 2025.

3. The average number of outstanding shares was 1,133,591,927 for the three months ended June 30, 2025, and 1,150,311,448 for the three months ended June 30, 2024.

The Company’s shares held through the Board Incentive Plan Trust (3,413,000 shares as of June 30, 2025 and 3,413,000 shares as of March 31, 2025) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2025 to June 30, 2025 are not subject to certified public accountant’s or audit firm’s quarterly review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Three Months Ended June 30, 2025

		Three months ended June 30, 2024	Three months ended June 30, 2025	Change
				Amount	Percent
Total Revenues	(millions of yen)	708,139	768,641	60,502	9%
Total Expenses	(millions of yen)	621,873	638,891	17,018	3%
Income before Income Taxes	(millions of yen)	120,169	155,480	35,311	29%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	86,735	107,288	20,553	24%
Earnings Per Share (Basic)	(yen)	75.40	94.63	19.23	26%
(Diluted)	(yen)	75.28	94.44	19.16	26%
ROE (Annualized) *1	(%)	8.7	10.4	1.7	—
ROA (Annualized) *2	(%)	2.11	2.53	0.42	—

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2025 to June 30, 2025)

Total revenues for the three months ended June 30, 2025 (hereinafter, “the first consolidated period”) increased 9% to ¥768,641 million compared to ¥708,139 million during the same period of the previous fiscal year primarily due to increases in gains on investment securities and dividends, sales of goods and real estate and services income, partially offset by decreases in life insurance premiums and related investment income.

Total expenses increased 3% to ¥638,891 million compared to ¥621,873 million during the same period of the previous fiscal year primarily due to increases in costs of goods and real estate sold and services expense, partially offset by decreases in life insurance costs.

Equity in net income of equity method investments increased 150% to ¥19,422 million compared to the same period of the previous fiscal year, and gains on sales of subsidiaries and equity method investments and liquidation losses, net decreased 76% to ¥6,308 million compared to the same period of the previous fiscal year.

Due to the above results, income before income taxes for the first consolidated period increased 29% to ¥155,480 million compared to ¥120,169 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 24% to ¥107,288 million compared to ¥86,735 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the first consolidated period increased 20% to ¥164,867 million compared to the same period of the previous fiscal year.

Segment information for the first consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

	Three months ended June 30, 2024 (millions of yen)	Three months ended June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	19,797	23,568	3,771	19

	As of March 31, 2025 (millions of yen)	As of June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,884,565	1,869,979	(14,586)	(1)

Segment profits increased 19% to ¥23,568 million compared to the same period of the previous fiscal year primarily due to increases in operating leases revenues and finance revenues.

Segment assets decreased 1% to ¥1,869,979 million compared to the end of the previous fiscal year primarily due to decreases in loans to ORIX and its subsidiaries and installment loans, partially offset by an increase in investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Three months ended June 30, 2024 (millions of yen)	Three months ended June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	13,954	35,866	21,912	157

	As of March 31, 2025 (millions of yen)	As of June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,158,293	1,151,872	(6,421)	(1)

Segment profits increased 157% to ¥35,866 million compared to the same period of the previous fiscal year primarily due to an increase in services income.

Segment assets decreased 1% to ¥1,151,872 million compared to the end of the previous fiscal year primarily due to decreases in trade notes, accounts and other receivable and inventories, partially offset by increases in equity method investments and investment in operating leases.

PE Investment and Concession: Private equity investment and concession

	Three months ended June 30, 2024 (millions of yen)	Three months ended June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	32,027	24,004	(8,023)	(25)

	As of March 31, 2025 (millions of yen)	As of June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,022,944	1,054,540	31,596	3

Segment profits decreased 25% to ¥24,004 million compared to the same period of the previous fiscal year primarily due to the absence of gains on sales of subsidiaries and equity method investments recorded in the first quarter of the previous fiscal year as a result of the sale of investees, partially offset by an increase in equity in net income (loss) of equity method investments.

Segment assets increased 3% to ¥1,054,540 million compared to the end of the previous fiscal year primarily due to increases in equity method investments and property under facility operations and goodwill, intangible assets acquired in business combinations, partially offset by a decrease in cash and cash equivalents.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

	Three months ended June 30, 2024 (millions of yen)	Three months ended June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	(482)	17,944	18,426	—

	As of March 31, 2025 (millions of yen)	As of June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,016,175	992,589	(23,586)	(2)

Segment profits increased by ¥18,426 million to ¥17,944 million compared to the same period of the previous fiscal year primarily due to increases in gains on sales of subsidiaries and equity method investments, foreign exchange gains or losses, and gains on investment securities and dividends.

Segment assets decreased 2% to ¥992,589 million compared to the end of the previous fiscal year primarily due to a general decrease as a result of foreign exchange effects.

Insurance: Life insurance

	Three months ended June 30, 2024 (millions of yen)	Three months ended June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	21,944	24,063	2,119	10

	As of March 31, 2025 (millions of yen)	As of June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,009,234	3,047,702	38,468	1

Segment profits increased 10% to ¥24,063 million compared to the same period of the previous fiscal year primarily due to a decrease in life insurance costs, partially offset by a decrease in life insurance premiums and related investment income.

Segment assets increased 1% to ¥3,047,702 million compared to the end of the previous fiscal year primarily due to increases in reinsurance recoverables and investment in securities, partially offset by decreases in cash and cash equivalents and trade notes, accounts and other receivable.

Banking and Credit: Banking and consumer finance

	Three months ended June 30, 2024 (millions of yen)	Three months ended June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	6,398	9,939	3,541	55

	As of March 31, 2025 (millions of yen)	As of June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,144,571	3,216,471	71,900	2

Segment profits increased 55% to ¥9,939 million compared to the same period of the previous fiscal year primarily due to an increase in finance revenues.

Segment assets increased 2% to ¥3,216,471 million compared to the end of the previous fiscal year primarily due to increases in installment loans and investment securities.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment, maritime asset management and ship brokerage

	Three months ended June 30, 2024 (millions of yen)	Three months ended June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	11,764	9,882	(1,882)	(16)

	As of March 31, 2025 (millions of yen)	As of June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,231,973	1,208,440	(23,533)	(2)

Segment profits decreased 16% to ¥9,882 million compared to the same period of the previous fiscal year primarily due to the absence of gains on sales of subsidiaries and equity method investments recorded in the first quarter of the previous fiscal year and a decrease in finance revenues in shipping business.

Segment assets decreased 2% to ¥1,208,440 million compared to the end of the previous fiscal year primarily due to a general decrease as a result of foreign exchange effects.

ORIX USA: Finance, investment and asset management in the Americas

	Three months ended June 30, 2024 (millions of yen)	Three months ended June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	11,835	648	(11,187)	(95)

	As of March 31, 2025 (millions of yen)	As of June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,593,939	1,588,197	(5,742)	(0)

Segment profits decreased 95% to ¥648 million compared to the same period of the previous fiscal year primarily due to a decrease in gains on sales of subsidiaries and equity method investments, the recognition of valuation losses on loans, and an increase in provision for credit losses.

Segment assets totaled ¥1,588,197 million, remaining relatively unchanged compared to the end of the previous fiscal year due to a general decrease as a result of foreign exchange effects, partially offset by increases in investment in securities and trade notes, accounts and other receivable.

ORIX Europe: Asset management of global equity and fixed income

	Three months ended June 30, 2024 (millions of yen)	Three months ended June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	11,154	9,946	(1,208)	(11)

	As of March 31, 2025 (millions of yen)	As of June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	669,306	716,077	46,771	7

Segment profits decreased 11% to ¥9,946 million compared to the same period of the previous fiscal year primarily due to a decrease in services income, partially offset by an increase in gains on investment securities and dividends.

Segment assets increased 7% to ¥716,077 million compared to the end of the previous fiscal year primarily due to a general increase as a result of foreign exchange effects and increases in cash and cash equivalents.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Three months ended June 30, 2024 (millions of yen)	Three months ended June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	8,883	9,007	124	1

	As of March 31, 2025 (millions of yen)	As of June 30, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,725,627	1,712,608	(13,019)	(1)

Segment profits increased 1% to ¥9,007 million compared to the same period of the previous fiscal year primarily due to an increase in equity in net income (loss) of equity method investments in Asia and Australia, partially offset by a decrease in finance revenues in Greater China.

Segment assets decreased 1% to ¥1,712,608 million compared to the end of the previous fiscal year primarily due to decreases in cash and cash equivalents and installment loans and equity method investment, partially offset by an increase in investment in operating leases.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2025	As of June 30, 2025	Change
				Amount	Percent
Total Assets	(millions of yen)	16,866,251	17,000,280	134,029	1%
(Segment Assets)		16,456,627	16,558,475	101,848	1%
Total Liabilities	(millions of yen)	12,691,036	12,773,412	82,376	1%
(Short-term and Long-term Debt)		6,282,798	6,381,222	98,424	2%
(Deposits)		2,449,812	2,562,032	112,220	5%
Shareholders’ Equity *1	(millions of yen)	4,089,782	4,145,509	55,727	1%
Shareholders’ Equity Per Share *2	(yen)	3,599.24	3,672.65	73.41	2%

*1	Shareholders’ Equity refers to total ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
*2	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 1% to ¥17,000,280 million compared to the end of the previous fiscal year primarily due to increases in investment in operating leases, investment in securities and other assets (mainly reinsurance recoverable), partially offset by decreases in property under facility operations and inventories. In addition, segment assets increased 1% to ¥16,558,475 million compared to the end of the previous fiscal year.

Total liabilities increased 1% to ¥12,773,412 million compared to the end of the previous fiscal year primarily due to increases in deposits and short-term debt, partially offset by decreases in trade notes, accounts and other payable and policy liabilities and policy account balances.

Shareholders’ equity increased 1% to ¥4,145,509 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2025	As of June 30, 2025
Cash and Cash Equivalents		1,206,573	1,206,661
Restricted Cash		115,410	115,447
Net Investment in Leases		1,167,380	1,184,590
Installment Loans		4,081,019	4,087,274
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥97,694 million
June 30, 2025	¥95,155 million
Allowance for Credit Losses		(56,769)	(57,181)
Investment in Operating Leases		1,967,178	2,013,427
Investment in Securities		3,234,547	3,290,297
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥41,018 million
June 30, 2025	¥40,177 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2025
Amortized Cost	¥3,174,036 million
Allowance for Credit Losses	¥(670) million
June 30, 2025
Amortized Cost	¥3,286,194 million
Allowance for Credit Losses	¥(630) million
Property under Facility Operations		771,851	758,818
Equity method investments		1,320,015	1,315,546
Trade Notes, Accounts and Other Receivable		411,012	406,777
Inventories		229,229	214,732
Office Facilities		191,957	191,236
Other Assets		2,226,849	2,272,656
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥2,586 million
June 30, 2025	¥2,036 million

Total Assets		16,866,251	17,000,280

Liabilities and Equity
Short-term Debt		549,680	629,908
Deposits		2,449,812	2,562,032
Trade Notes, Accounts and Other Payable		339,787	314,926
Policy Liabilities and Policy Account Balances		1,948,047	1,838,581
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥136,257 million
June 30, 2025	¥140,084 million
Current and Deferred Income Taxes		578,781	603,625
Long-term Debt		5,733,118	5,751,314
Other Liabilities		1,091,811	1,073,026

Total Liabilities		12,691,036	12,773,412

Redeemable Noncontrolling Interests		3,432	3,422

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		234,193	234,325
Retained Earnings		3,354,911	3,396,279
Accumulated Other Comprehensive Income		341,298	378,458
Treasury Stock, at Cost		(61,731)	(84,664)

Total ORIX Corporation Shareholders’ Equity		4,089,782	4,145,509
Noncontrolling Interests		82,001	77,937

Total Equity		4,171,783	4,223,446

Total Liabilities and Equity		16,866,251	17,000,280

Note:	Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2025	As of June 30, 2025
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(403,914)	(465,271)
Impact of changes in policy liability discount rate	416,124	559,244
Debt valuation adjustments	49	111
Defined benefit pension plans	14,791	20,258
Foreign currency translation adjustments	304,657	261,587
Net unrealized gains on derivative instruments	9,591	2,529

Total	341,298	378,458

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Three months ended June 30, 2024	Three months ended June 30, 2025
Revenues :
Finance revenues	83,007	87,238
Gains on investment securities and dividends	3,287	16,516
Operating leases	141,786	152,076
Life insurance premiums and related investment income	144,409	132,543
Sales of goods and real estate	100,917	110,952
Services income	234,733	269,316

Total Revenues	708,139	768,641

Expenses :
Interest expense	45,006	45,362
Costs of operating leases	93,381	99,784
Life insurance costs	110,112	94,237
Costs of goods and real estate sold	72,768	83,302
Services expense	136,860	148,670
Other (income) and expense	4,876	(1,010)
Selling, general and administrative expenses	156,284	164,052
Provision for credit losses	2,498	3,363
Write-downs of long-lived assets	88	1,004
Write-downs of securities	0	127

Total Expenses	621,873	638,891

Operating Income	86,266	129,750
Equity in Net Income of Equity method investments	7,756	19,422
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	26,147	6,308

Income before Income Taxes	120,169	155,480
Provision for Income Taxes	35,005	46,209

Net Income	85,164	109,271

Net Income (Loss) Attributable to the Noncontrolling Interests	(1,652)	1,933

Net Income Attributable to the Redeemable Noncontrolling Interests	81	50

Net Income Attributable to ORIX Corporation Shareholders	86,735	107,288

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Three months ended June 30, 2024	Three months ended June 30, 2025
Net Income :	85,164	109,271

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(80,105)	(61,363)
Impact of changes in policy liability discount rate	76,639	143,120
Net change of debt valuation adjustments	442	62
Net change of defined benefit pension plans	46	5,465
Net change of foreign currency translation adjustments	126,833	(44,298)
Net change of unrealized gains (losses) on derivative instruments	270	(7,172)
Total other comprehensive income	124,125	35,814

Comprehensive Income	209,289	145,085

Comprehensive Income Attributable to the Noncontrolling Interests	1,935	701

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	239	(64)

Comprehensive Income Attributable to ORIX Corporation Shareholders	207,115	144,448

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

There are no changes in accounting policies.

(7) Segment Information (Unaudited)

The Group CEO, as the Chief Operating Decision Maker (“CODM”), regularly assesses segment performance and allocates management resources by using the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders of each business segment.

An overview of the operations for each of the ten operating segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management

PE Investment and Concession	:	Private equity investment and concession

Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

Insurance	:	Life insurance

Banking and Credit	:	Banking and consumer finance

Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment, maritime asset management and ship brokerage

ORIX USA	:	Finance, investment and asset management in the Americas

ORIX Europe	:	Asset management of global equity and fixed income

Asia and Australia	:	Finance and investment businesses in Asia and Australia

The accounting policies of the segments are almost the same as accounting policies for condensed consolidated financial statements except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The chief operating decision maker evaluates segment performance based on the amount equivalent to income before income taxes attributable to ORIX Corporation shareholders. Therefore, net income attributable to noncontrolling interests, net income attributable to redeemable noncontrolling interests, and income tax expenses are not included in segment profit or loss. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are total assets except for certain cash and head office assets.

Segment information for the three months ended June 30, 2024 and three months ended June 30, 2025 is as follows:

	Millions of yen
	Three months ended June 30, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	15,219	1,263	2,966	294	84	14,129	1,807
Gains on investment securities and dividends	1,277	143	331	(10)	0	131	8
Operating leases	68,382	13,551	10,343	20	0	0	14,695
Life insurance premiums and related investment income	0	0	0	0	144,946	0	0
Sales of goods and real estate	881	33,275	64,185	701	0	0	59
Services income	26,698	69,111	16,121	37,593	(1)	638	2,383

Total Segment Revenues	112,457	117,343	93,946	38,598	145,029	14,898	18,952

Interest expense	1,572	575	817	3,113	28	1,310	3,345
Costs of operating leases	48,810	6,087	6,544	5	0	0	6,180
Life insurance costs	0	0	0	0	109,328	0	0
Costs of goods and real estate sold	725	25,939	44,658	389	0	0	59
Services expense	14,733	59,750	11,169	27,155	0	2,385	480
Other (income) and expense	4,294	266	(114)	175	(33)	(86)	(102)
Selling, general and administrative expenses	22,790	10,853	21,015	5,205	13,761	5,355	2,516
Provision for credit losses, and write-downs of long-lived assets and securities	176	(28)	39	22	1	119	(0)

Total Segment Expenses	93,100	103,442	84,128	36,064	123,085	9,083	12,478

Equity in Net income (Loss) of equity method investments and others	440	53	22,209	(3,016)	(0)	583	5,290

Segment Profits	19,797	13,954	32,027	(482)	21,944	6,398	11,764

Significant non-cash items:
Depreciation and amortization	38,793	4,741	6,574	8,018	2,339	193	5,385
Increase in policy liabilities and policy account balances	0	0	0	0	51,573	0	0
Expenditures for long-lived assets	47,087	24,905	4,406	8,834	0	0	82,218

	Millions of yen
	Three months ended June 30, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	27,504	801	19,212	83,279
Gains on investment securities and dividends	153	1,164	116	3,313
Operating leases	139	0	33,373	140,503
Life insurance premiums and related investment income	0	0	0	144,946
Sales of goods and real estate	172	0	217	99,490
Services income	11,619	62,137	6,682	232,981

Total Segment Revenues	39,587	64,102	59,600	704,512

Interest expense	11,684	193	10,746	33,383
Costs of operating leases	273	0	24,544	92,443
Life insurance costs	0	0	0	109,328
Costs of goods and real estate sold	92	0	197	72,059
Services expense	541	16,255	4,138	136,606
Other (income) and expense	(889)	2,954	(379)	6,086
Selling, general and administrative expenses	23,471	34,239	10,974	150,179
Provision for credit losses, and write-downs of long-lived assets and securities	306	0	1,950	2,585

Total Segment Expenses	35,478	53,641	52,170	602,669

Equity in Net income (Loss) of equity method investments and others	7,726	693	1,453	35,431

Segment Profits	11,835	11,154	8,883	137,274

Significant non-cash items:
Depreciation and amortization	908	1,690	23,915	92,556
Increase in policy liabilities and policy account balances	0	0	0	51,573
Expenditures for long-lived assets	225	0	41,939	209,614

	Millions of yen
	Three months ended June 30, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	18,002	1,157	3,202	276	38	21,017	928
Gains on investment securities and dividends	1,636	515	269	4,713	0	30	200
Operating leases	73,661	13,629	8,606	21	0	0	21,156
Life insurance premiums and related investment income	0	0	0	0	133,086	0	0
Sales of goods and real estate	1,046	43,513	63,889	689	0	0	266
Services income	27,605	98,145	18,662	43,632	0	623	5,178

Total Segment Revenues	121,950	156,959	94,628	49,331	133,124	21,670	27,728

Interest expense	2,749	1,219	1,182	3,285	127	3,859	5,363
Costs of operating leases	51,172	6,208	5,620	5	0	0	11,797
Life insurance costs	0	0	0	0	94,395	0	0
Costs of goods and real estate sold	851	36,189	44,685	442	0	0	231
Services expense	15,038	65,437	12,569	30,743	0	2,254	2,346
Other (income) and expense	5,808	293	(4,031)	(5,857)	(4)	58	309
Selling, general and administrative expenses	23,530	12,039	22,690	6,563	14,563	5,888	3,248
Provision for credit losses, and write-downs of long-lived assets and securities	135	28	913	3	(20)	119	(1)

Total Segment Expenses	99,283	121,413	83,628	35,184	109,061	12,178	23,293

Equity in Net income (Loss) of equity method investments and others	901	320	13,004	3,797	(0)	447	5,447

Segment Profits	23,568	35,866	24,004	17,944	24,063	9,939	9,882

Significant non-cash items:
Depreciation and amortization	40,658	4,689	5,194	7,952	7,812	(109)	8,415
Increase in policy liabilities and policy account balances	0	0	0	0	83,836	0	0
Expenditures for long-lived assets	57,351	13,944	4,881	17,293	11	6	74,864

	Millions of yen
	Three months ended June 30, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	24,775	736	17,418	87,549
Gains on investment securities and dividends	4,204	4,810	164	16,541
Operating leases	436	0	33,175	150,684
Life insurance premiums and related investment income	0	0	0	133,086
Sales of goods and real estate	187	0	289	109,879
Services income	10,637	57,997	5,474	267,953

Total Segment Revenues	40,239	63,543	56,520	765,692

Interest expense	11,750	128	9,405	39,067
Costs of operating leases	550	0	23,643	98,995
Life insurance costs	0	0	0	94,395
Costs of goods and real estate sold	87	0	261	82,746
Services expense	534	16,279	3,559	148,759
Other (income) and expense	533	1,792	8	(1,091)
Selling, general and administrative expenses	22,166	35,457	10,869	157,013
Provision for credit losses, and write-downs of long-lived assets and securities	1,547	0	1,771	4,495

Total Segment Expenses	37,167	53,656	49,516	624,379

Equity in Net income (Loss) of equity method investments and others	(2,424)	59	2,003	23,554

Segment Profits	648	9,946	9,007	164,867

Significant non-cash items:
Depreciation and amortization	637	1,668	22,785	99,701
Increase in policy liabilities and policy account balances	0	0	0	83,836
Expenditures for long-lived assets	713	189	46,526	215,778

Segment information as of March 31, 2025 and June 30, 2025 is as follows:

	Millions of yen
	As of March 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	569,380	45,810	1,640	2,092	0	0	0
Installment loans	424,370	30	124,411	3,609	12,805	2,511,736	36,119
Investment in operating leases	557,625	311,377	46,796	237	26,167	0	599,813
Investment in securities	29,690	6,209	6,117	32,032	2,234,453	305,441	9,387
Property under facility operations and servicing assets	43,857	175,153	53,832	487,241	0	0	28
Inventories	433	182,652	41,021	2,551	0	0	1,588
Advances for finance lease and operating lease	6,177	78,044	3	0	0	0	27,816
Equity method investments	16,375	177,956	148,274	170,946	35,865	43,934	402,567
Advances for property under facility operations	143	7,401	728	70,081	0	0	0
Goodwill, intangible assets acquired in business combinations	25,268	50,801	331,003	120,743	4,452	0	43,024
Other assets	211,247	122,860	269,119	126,643	695,492	283,460	111,631

Segment Assets	1,884,565	1,158,293	1,022,944	1,016,175	3,009,234	3,144,571	1,231,973

	Millions of yen
	As of March 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	451	0	547,966	1,167,339
Installment loans	652,805	0	315,128	4,081,013
Investment in operating leases	21,260	0	394,764	1,958,039
Investment in securities	487,022	86,008	37,768	3,234,127
Property under facility operations and servicing assets	76,469	0	1,844	838,424
Inventories	137	0	615	228,997
Advances for finance lease and operating lease	0	0	4,833	116,873
Equity method investments	54,817	8,578	260,395	1,319,707
Advances for property under facility operations	0	0	51	78,404
Goodwill, intangible assets acquired in business combinations	171,884	354,801	6,986	1,108,962
Other assets	129,094	219,919	155,277	2,324,742

Segment Assets	1,593,939	669,306	1,725,627	16,456,627

	Millions of yen
	As of June 30, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	569,247	44,061	1,486	1,984	0	0	11,566
Installment loans	413,787	24	126,392	4,082	13,409	2,570,509	30,476
Investment in operating leases	567,613	333,797	46,835	231	26,185	0	591,950
Investment in securities	30,666	9,286	6,143	33,822	2,255,820	323,395	4,351
Property under facility operations and servicing assets	43,297	160,134	64,107	479,677	0	0	27
Inventories	379	168,550	40,484	2,746	0	0	1,636
Advances for finance lease and operating lease	5,116	61,509	3	0	0	0	33,271
Equity method investments	16,769	189,120	169,499	150,336	37,617	43,363	395,465
Advances for property under facility operations	158	7,469	2,292	74,981	0	0	0
Goodwill, intangible assets acquired in business combinations	25,104	50,276	339,675	108,800	4,452	0	39,109
Other assets	197,843	127,646	257,624	135,930	710,219	279,204	100,589

Segment Assets	1,869,979	1,151,872	1,054,540	992,589	3,047,702	3,216,471	1,208,440

	Millions of yen
	As of June 30, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	428	0	555,786	1,184,558
Installment loans	623,099	0	305,459	4,087,237
Investment in operating leases	26,080	0	412,376	2,005,067
Investment in securities	499,438	93,571	33,384	3,289,876
Property under facility operations and servicing assets	73,613	0	1,889	822,744
Inventories	129	0	454	214,378
Advances for finance lease and operating lease	0	0	5,678	105,577
Equity method investments	52,243	8,534	252,374	1,315,320
Advances for property under facility operations	0	0	53	84,953
Goodwill, intangible assets acquired in business combinations	166,219	369,334	6,821	1,109,790
Other assets	146,948	244,638	138,334	2,338,975

Segment Assets	1,588,197	716,077	1,712,608	16,558,475

The reconciliation of segment totals to the condensed consolidated financial statement amounts is as follows:

	Millions of yen
	Three months ended June 30, 2024	Three months ended June 30, 2025
Segment revenues:
Total revenues for segments	704,512	765,692
Revenues related to corporate assets	17,455	20,561
Revenues from inter-segment transactions	(13,828)	(17,612)

Total consolidated revenues	708,139	768,641

Segment profits:
Total profits for segments	137,274	164,867
Corporate profits (losses)	(15,557)	(11,550)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	(1,548)	2,163

Total consolidated income before income taxes	120,169	155,480

(8) Cash flow information (Unaudited)

ORIX Group does not prepare the consolidated statements of cash flows for the three months ended June 30, 2025. Depreciation and amortization for the three months ended June 30, 2024 and 2025 were ¥93,907 million and ¥101,141 million, respectively.

(9) Subsequent Events

There are no material subsequent events.